1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103                                    & Bockius LLP
Tel: 215.963.5000                                         Counselors at Law
Fax: 215.963.5001


July 31, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The KP Funds Pre-Effective Amendment No. 1 to Registration Statement on
    Form N-1A (File Nos. 333-188279 and 811-22838)
    ----------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The KP Funds (the "Trust"), we are filing Pre-Effective Amendment No. 1 (the "Filing") to the Trust's registration statement on Form N-1A under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended.

The purpose of the filing is to incorporate SEC staff comments and include additional information in the Trust's Prospectuses and Statement of Additional Information. Please note that the Trust expects to file at least one more Pre-Effective Amendment prior to requesting acceleration of the effective date of the Trust's registration statement.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5862.

Very truly yours,

/s/ David W. Freese
-------------------
David W. Freese